SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S .A. – PETROBRAS
PETROBRAS QUÍMICA S.A. – PETROQUISA
Public Company

PRESS RELEASE

Incorporation of Petroquisa’s Shares

(Rio de Janeiro, May 23, 2006) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, and PETROBRAS QUÍMICA S.A – PETROQUISA (BOVESPA: PTQS3/PTQS4), announces that they have suspended the respective Extraordinary General Meetings held on May 22 2006 to allow time for the companies’ Boards of Directors to deliberate on the question in the light of the Brazilian Securities and Exchange Commission’s (CVM) decision with respect to the incorporation of PETROQUISA’s shares and in response to the Consultation submitted in CVM Process RJ/2006/3160. The Extraordinary General Meetings of PETROQUISA and PETROBRAS will be resumed on June 1 2006 at 10:00 a.m. and 3:00 p.m. respectively.

The CVM, through official letters OFÍCIO/CVM/SEP/GEA-4/246/2006 and OFÍCIO/CVM/SEP/GEA-2/208/2006, both dated May 19, decided not to accept the use of the book value in substitution for the criterion of equity valuation of PETROBRAS and PETROQUISA at market prices for the purposes of complying with Article 264 of Law 6.404/76.

In the light of the above, the Boards of Directors of PETROQUISA and PETROBRAS have approved the book value of both companies as of December 31 2005 as the main criterion for determining the share exchange ratio, whereby 4,496 (four decimal point four hundred and ninety-six thousandths) preferred shares issued by PETROBRAS will be attributed to each lot of 1,000 ordinary shares or each lot of 1,000 preferred shares issued by PETROQUISA (“Exchange Ratio”), with the issue of 886,670 new preferred shares of PETROBRAS.

Pursuant to Article 264 of Law 6.404/76, approval was given for an alternate criterion for an exchange ratio based on an economic-financial evaluation using the discounted cash flow methodology with a base date of December 31 2005, attributing 3.487 (three decimal point four hundred and eighty-seven thousandths) preferred shares issued by PETROBRAS for each lot of 1,000 common shares or for each lot of 1,000 preferred shares issued by PETROQUISA.

With the exception of the current proposals, all remaining conditions are unchanged.

Finally, PETROBRAS and PETROQUISA wish to inform that the new conditions herein proposed do not alter the evaluations which have already been prepared, the evaluation reports already made available for shareholder examination remaining valid. The new conditions mentioned above ARE to be submitted for the opinion of the respective Fiscal Councils and approval by the CVM.

All information with respect to the incorporation of shares, including the re-ratification of the protocol and justification for the operation, appraisal reports, opinions and financial statements are available to shareholders at Avenida República do Chile, 65 – 22nd floor, Room 2202-A – Shareholder Services.

Almir Guilherme Barbassa
CFO and Investor Relations Director
Petróleo Brasileiro S.A. – Petrobras

José Lima de Andrade Neto
Chief Executive Officer and Director of Investor Relations
Petrobras Química S.A.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.